UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g)
            of the Securities Exchange Act of 1934 or Suspension of
                 Duty to File Reports Under Section 13 and 15(d)
                    of the Securities Exchange Act of 1934.

                        Commission File Number: 000-29839

                                 ORAPHARMA, INC.
                          -----------------------------

             (Exact name of registrant as specified in its charter)

         732 LOUIS DRIVE, WARMINSTER, PENNSYLVANIA, 18974 (215) 956-2200
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
          SERIES E JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
          -------------------------------------------------------------

            (Title of each class of securities covered by this Form)

                                      NONE
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)     [x]        Rule 12h-3(b)(1)(i)     [ ]
     Rule 12g-4(a)(1)(ii)    [ ]        Rule 12h-3(b)(1)(ii)    [ ]
     Rule 12g-4(a)(2)(i)     [ ]        Rule 12h-3(b)(2)(i)     [ ]
     Rule 12g-4(a)(2)(ii)    [ ]        Rule 12h-3(b)(2)(ii)    [ ]
                                        Rule 15d-6              [ ]

     Approximate number of holders of record as of the certification or notice date:
     Common Stock, par value $0.001 per share:                       1
     Series E Junior Participating Preferred Stock Purchase Rights:  None

     Pursuant to the requirements of the Securities Exchange Act of 1934, OraPharma, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  February 10, 2003                     By:  /s/ John T. Crisan
                                                  -----------------------------
                                                  John T. Crisan
                                                  Secretary